

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2021

James Beckwith
President and Chief Executive Officer
Five Star Bancorp
3100 Zinfandel Drive
Suite 650
Rancho Cordova, CA 95670

> **Re: Five Star Bancorp**
> **Registration Statement on Form S-1**
> **Filed April 9, 2021**
> **File No. 333-255143**

Dear Mr. Beckwith:

　　We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed April 9, 2021

Unaudited Pro Forma Condensed Financial Information, page 17

1.　　Please revise, in accordance with SAB Topic 1B.3 to address the following:
   - Pro forma per share data should be presented (for the latest year and interim period only) giving effect to the number of shares whose proceeds will be used to pay the cash distribution; and
   - Pro forma per share data to show the effect of the dividends paid which exceed earnings in the current year (i.e. fiscal 2021).

Item 15. Recent Sales of Unregistered Securities, page II-2

2.   We note your disclosure regarding recent sales of unregistered securities. Please revise this section to address how the $10 per share price was determined.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Lory Empie at 202-551-3714 or Marc Thomas at 202-551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or David Lin at 202-551-3552 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance